Exhibit 8
DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At September 30	At December 31
	2010	2009

ASSETS
Current
Cash and cash equivalents	$33,106	$19,804
Trade and other receivables (Note 3)	13,431	13,773
Inventories (Note 4)	46,008	52,216
Prepaid expenses and other	1,309	1,607

	93,854	87,400

Inventories – ore in stockpiles (Note 4)	2,130	1,530
Investments (Note 5)	2,310	10,605
Prepaid expenses and other	149	287
Restricted cash and investments (Note 6)	23,137	21,656
Property, plant and equipment (Note 7)	701,535	691,039
Intangibles (Note 8)	3,883	4,436
Goodwill (Note 9)	52,117	51,028

	$879,115	$867,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,312	$9,508
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	389	380
Reclamation and remediation obligations (Note 11)	768	752
Debt obligations (Note 12)	106	869
Other long-term liabilities (Note 13)	319	313

	15,894	11,822

Deferred revenue	3,390	3,187
Provision for post-employment benefits (Note 10)	3,523	3,426
Reclamation and remediation obligations (Note 11)	17,514	17,154
Debt obligations (Note 12)	225	195
Other long-term liabilities (Note 13)	1,071	1,051
Future income tax liability	101,899	102,918

	143,516	139,753

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	849,135	849,488
Share purchase warrants (Note 15)	5,830	5,830
Contributed surplus (Note 16 and 17)	41,159	39,922
Deficit	(244,432)	(242,494)
Accumulated other comprehensive income (Note 18)	83,907	75,482

	735,599	728,228

	$879,115	$867,981

Issued and outstanding common shares (Note 14)	339,720,415	339,720,415

Commitments and contingencies (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009

REVENUES (Note 20)	$39,883	$12,748	$89,088	$48,118

EXPENSES
Operating expenses (Note 19)	37,625	11,067	85,613	53,201
Sales royalties and capital taxes	837	359	2,124	1,047
Mineral property exploration	2,528	2,988	5,979	7,567
General and administrative	3,390	2,945	9,414	10,798
Stock option expense (Note 17)	399	1,053	1,237	2,758
Mineral property impairment	—	100,000	—	100,000

	44,779	118,412	104,367	175,371

Income (loss) from operations	(4,896)	(105,664)	(15,279)	(127,253)
Other income (expense) (Note 19)	(4,861)	(14,953)	11,149	(16,512)

Income (loss) before taxes	(9,757)	(120,617)	(4,130)	(143,765)

Income tax recovery (expense):
Current	(355)	74	(314)	1,690
Future	591	29,200	2,506	31,190

Net income (loss) for the period	$(9,521)	$(91,343)	$(1,938)	$(110,885)

Net income (loss) per share:
Basic	$(0.03)	$(0.27)	$(0.01)	$(0.41)
Diluted	$(0.03)	$(0.27)	$(0.01)	$(0.41)

Weighted-average number of shares outstanding (in thousands):
Basic	339,720	339,720	339,720	268,655
Diluted	339,733	339,720	339,730	268,655

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30	September 30
	2010	2009

Share capital
Balance at beginning of period	$849,488	$666,278
New shares issued-net of issue costs	—	185,053
Renunciation of flow-through share liabilities	(353)	(1,824)

Balance at end of period	$849,135	$849,507

Share purchase warrants
Balance at beginning of period	$5,830	$11,728
Warrant expiries	—	—

Balance at end of period	$5,830	$11,728

Contributed surplus
Balance at beginning of period	$39,922	$30,537
Stock-based compensation expense	1,237	2,758

Balance at end of period	$41,159	$33,295

Deficit
Balance at beginning of period	$(242,494)	$(95,482)
Net income (loss) for the period	(1,938)	(110,885)

Balance at end of period	$(244,432)	$(206,367)

Accumulated other comprehensive income (loss)
Balance at beginning of period	$75,482	$(4,709)
Unrealized gain (loss) on investments change-net of tax	(3,451)	15,544
Foreign currency translation change	11,876	65,909

Balance at end of period	$83,907	$76,744

Total shareholders’ equity	$735,599	$764,907

Comprehensive income (loss)
Net income (loss) for the period	$(1,938)	$(110,885)
Unrealized gain (loss) on investments change-net of tax	(3,451)	15,544
Foreign currency translation change	11,876	65,909

Comprehensive income (loss) for the period	$6,487	$(29,432)

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
CASH PROVIDED BY (USED IN):	2010	2009	2010	2009

OPERATING ACTIVITIES
Net income (loss) for the period	$(9,521)	$(91,343)	$(1,938)	$(110,885)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	22,984	4,451	45,234	21,701
Investments impairment	—	—	181	—
Mineral properties impairment	—	100,000	—	100,000
Stock-based compensation	399	1,053	1,237	2,758
Losses (gains) on asset disposals	(1,745)	(835)	(2,663)	(707)
Losses (gains) on restricted investments	(162)	(116)	(502)	580
Non-cash inventory adjustments	(5,650)	(2,762)	(12,830)	(2,579)
Future income tax expense (recovery)	(591)	(29,200)	(2,506)	(31,190)
Foreign exchange	6,695	15,616	3,005	14,993

Net change in non-cash working capital items
Trade and other receivables	(85)	50	547	550
Inventories	1,495	(10,842)	(5,506)	(29,096)
Prepaid expenses and other assets	(423)	(630)	309	149
Accounts payable and accrued liabilities	1,137	(620)	4,706	(13,909)
Post-employment benefits	(64)	(88)	(178)	(211)
Reclamation and remediation obligations	(194)	(163)	(797)	(485)
Deferred revenue	(168)	—	203	274

Net cash provided by (used in) operating activities	14,107	(15,429)	28,502	(48,057)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	2	380	(22)	193
Purchase of investments	—	(711)	(17)	(711)
Proceeds from sale of investments	4,655	72	6,999	3,294
Expenditures on property, plant and equipment	(6,970)	(9,058)	(22,118)	(32,248)
Proceeds on sale of property, plant and equipment	—	807	1,530	1,513
Increase in restricted cash and investments	(672)	(41)	(934)	(1,090)

Net cash used in investing activities	(2,985)	(8,551)	(14,562)	(29,049)

FINANCING ACTIVITIES
Decrease in debt obligations	(197)	(159)	(747)	(100,411)
Issuance of common shares for:
New share issues	—	138	—	185,053

Net cash provided by (used in) financing activities	(197)	(21)	(747)	84,642

Increase in cash and cash equivalents	10,925	(24,001)	13,193	7,536
Foreign exchange effect on cash and cash equivalents	189	1,861	109	558
Cash and cash equivalents, beginning of period	21,992	33,440	19,804	3,206

Cash and cash equivalents, end of period	$33,106	$11,300	$33,106	$11,300

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s U.S mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.
Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at September 30, 2010:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2010:
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.
Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Trade receivables – mineral concentrate sales	$1,370	$9,422
Trade receivables – other	4,251	2,114
Trade and other receivables in joint ventures	867	928
GST and VAT receivables	1,030	1,127
Sundry receivables	5,913	182
Notes receivable	—	—

	$13,431	$13,773

4.	INVENTORIES
The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Uranium concentrates and work-in-progress (1)	$16,578	$19,921
Vanadium concentrates and work-in-progress (2)	8,836	442
Inventory of ore in stockpiles	17,802	28,366
Mine and mill supplies	4,922	5,017

	$48,138	$53,746

Inventories — by duration:
Current	$46,008	$52,216
Long-term – ore in stockpiles	2,130	1,530

	$48,138	$53,746

(1)	The uranium concentrates and work-in-progress inventory is presented after a net realizable value provision of $nil as at September 30, 2010 and $5,910,000 as at December 31, 2009.

(2)	The vanadium concentrates and work-in-progress inventory is presented after a net realizable value provision of $103,000 as at September 30, 2010 and $7,302,000 as at December 31, 2009.
Operating expenses include write-downs (recoveries) of ($13,157,000) and ($2,579,000) relating to the net realizable value of the Company’s uranium and vanadium inventories for the nine months ended September 2010 and September 2009, respectively.
Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.
5.	INVESTMENTS
The investments balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Investments
Available for sale securities at fair value	$2,310	$10,605

	$2,310	$10,605

Investment Sales
During the nine months ended September 2010, the Company sold equity interests in three public companies for cash consideration of $6,999,000. The resulting gain of $2,661,000 has been included in “other income (expense)” in the statement of operations (see Note 19).
Investment Impairments
During the nine months ended September 2010, the Company has taken impairment charges of $181,000 on its investments. The resulting loss has been included in “other income (expense)” in the statement of operations (see Note 19).
6.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At September 30,	At December 31,
(in thousands)	2010	2009

Cash	$57	$23
Cash equivalents	7,780	3,066
Investments	15,300	18,567

	$23,137	$21,656

Restricted cash and investments – by item:
U.S. mill and mine reclamation	$20,502	$19,564
Elliot Lake reclamation trust fund	2,635	2,092

	$23,137	$21,656

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the nine months ended September 2010, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
During the nine months ended September 2010, pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company has deposited $1,313,000 (CDN$1,358,000) of additional monies into the Elliot Lake Reclamation Trust Fund and has withdrawn $819,000 (CDN$850,000).

7.	PROPERTY, PLANT AND EQUIPMENT
The property, plant and equipment balance consists of:

	At September 30,	At December 31,
(in thousands)	2010	2009

Plant and equipment:
Cost	$178,435	$172,675
Construction-in-progress	19,811	11,861
Accumulated depreciation	(35,888)	(27,916)

	$162,358	$156,621

Mineral properties:
Cost	$705,191	$686,457
Impairment	(103,441)	(103,441)
Accumulated amortization	(62,573)	(48,598)

	$539,177	$534,418

Net book value	$701,535	$691,039

A continuity summary of property, plant and equipment is presented below:

Nine Months
Ended
(in thousands)	September 30, 2010

Property, plant and equipment – net book value:
Beginning of period	$691,039
Additions	24,886
Disposals	(1,922)
Depreciation and amortization	(21,685)
Recovery	394
Foreign exchange	8,823

End of period	$701,535

Plant and Equipment – Mining
During the first nine months of 2010, the Company completed the disposal of certain of its mining equipment at its McClean Lake mining operation for proceeds of $1,530,000. The resulting realized loss on disposal of $392,000 has been included in “other income (expense)” in the statement of operations.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Most exploration projects are expensed.
Canada
In 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over six years to earn an additional 26% interest. As at September 30, 2010, the Company has incurred a total of CDN$4,206,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

8.	INTANGIBLES
The intangibles balance consists of:

	At September 30,	At December 31,
(in thousands)	2010	2009

Cost
UPC management services agreement	$7,191	$7,041
Urizon technology licenses	750	750

	$7,941	$7,791

Impairment
Urizon technology licenses	(359)	(359)

	$(359)	$(359)

Accumulated amortization
UPC management services agreement	(3,308)	(2,605)
Urizon technology licenses	(391)	(391)

	$(3,699)	$(2,996)

Net book value	$3,883	$4,436

A continuity summary of intangibles is presented below:

Nine Months
Ended
(in thousands)	September 30, 2010

Intangibles – net book value:
Beginning of period	$4,436
Amortization	(643)
Foreign exchange	90

Net book value, end of period	$3,883

9.	GOODWILL
The goodwill balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Goodwill, allocation by business unit:
Canada mining segment	$52,117	$51,028
A continuity summary of goodwill is presented below:

Nine Months
Ended
(in thousands)	September 30, 2010

Goodwill:
Beginning of period	$51,028
Foreign exchange	1,089

End of period	$52,117

10.	POST-EMPLOYMENT BENEFITS
The post-employment benefits balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Accrued benefit obligation	$3,714	$3,594
Unamortized experience gain	198	212

	$3,912	$3,806

Post-employment benefits — by duration:
Current	389	380
Non-current	3,523	3,426

	$3,912	$3,806

A continuity summary of the post-employment benefits is presented below:

Nine Months
Ended
(in thousands)	September 30, 2010

Post-employment benefits:
Beginning of period	$3,806
Benefits paid	(178)
Interest cost	220
Amortization of experience gain	(18)
Foreign exchange	82

End of period	$3,912

11.	RECLAMATION AND REMEDIATION OBLIGATIONS
The reclamation and remediation obligations balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Reclamation obligations — by location:
U.S Mill and Mines	$9,086	$8,609
Elliot Lake	7,969	8,155
McClean and Midwest Joint Ventures	1,227	1,142

	$18,282	$17,906

Reclamation obligations — by duration:
Current	768	752
Non-current	17,514	17,154

	$18,282	$17,906

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
September 30,
(in thousands)	2010

Reclamation and remediation obligations:
Beginning of period	$17,906
Accretion	978
Expenditures incurred	(797)
Foreign exchange	195

End of period	$18,282

12.	DEBT OBLIGATIONS
The debt obligations balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Revolving line of credit	$—	$—
Notes payable and other financing	331	1,064

	$331	$1,064

Debt obligations, by duration:
Current	106	869
Non-current	225	195

	$331	$1,064

Revolving Line of Credit
The Company has in place a $60,000,000 revolving term credit facility (the “facility”) with the Bank of Nova Scotia. The maturity date of the facility is June 30, 2011.
As at September 30, 2010, the Company has no outstanding borrowings under the facility (December 31, 2009 — $Nil). At September 30, 2010, approximately $9,425,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2009 — $9,228,000). During the nine months ending September 30, 2010, the Company has not incurred any interest under the facility.
The Company has deferred $1,214,000 (CDN$1,250,000) of incremental costs associated with the set-up and subsequent amendment of the facility. These costs are being amortized over the three year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

13.	OTHER LONG-TERM LIABILITIES
The other long-term liabilities balance consists of:

	At September 30	At December 31
(in thousands)	2010	2009

Unamortized fair value of sales contracts	$319	$313
Unamortized fair value of toll milling contracts	971	951
Other	100	100

	$1,390	$1,364

Other long-term liabilities — by duration:
Current	319	313
Non-current	1,071	1,051

	$1,390	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
14.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2009	339,720,415	$849,488

Renunciation of flow-through share liability	—	(353)

	—	(353)

Balance at September 30, 2010	339,720,415	$849,135

Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at September 30, 2010, the Company has fully met its CDN$1,471,500 June 2009 flow-through share obligation. The Company renounced the tax benefit of the issue to its subscriber in February 2010.

15.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2009 and September 30, 2010	6,408,000	$5,830

Share purchase warrants, by series:
March 2006 series (1)	6,408,000	5,830

	6,408,000	$5,830

(1)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

16.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Nine Months
Ended
(in thousands)	September 30, 2010

Contributed surplus:
Beginning of period	$39,922
Stock-based compensation expense (note 17)	1,237

End of period	$41,159

17.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2010, an aggregate of 12,224,025 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan is five years and vesting occurs over a thirty month period.

A continuity summary of the stock options of the Company granted under the Plan for the nine months ended September 30, 2010 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding — beginning of period	8,084,990	$2.97
Granted	407,000	1.43
Exercised	—	—
Cancellations	(1,820,151)	3.47

Stock options outstanding — end of period	6,671,839	$2.74

Stock options exercisable — end of period	3,609,071	$3.24

A summary of the Company’s stock options outstanding at September 30, 2010 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	3.72	5,523,975	$2.02
$5.00 to $9.99	4.09	1,040,039	5.75
$10.00 to $15.30	0.16	107,825	10.50

Stock options outstanding — end of period	3.72	6,671,839	$2.74

Options outstanding at September 30, 2010 expire between October 2010 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2010

Risk-free interest rate	2.48 - 2.49%
Expected stock price volatility	87.4 - 90.1%
Expected life	3.7 - 3.8 years
Expected forfeitures	5.1%
Expected dividend yield	—
Fair value per share under options granted	CDN$0.88 – CDN$0.90
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2010	2009	2010	2009

Operating expenses	$109	$182	$427	$451
Mineral property exploration	34	51	116	94
General and administrative	256	820	694	2,213

	$399	$1,053	$1,237	$2,758

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2010, the Company had an additional $2,393,000 in stock-based compensation expense to be recognized periodically to November 2012.
18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2010	2009	2010	2009

AOCI — beginning of period	$65,533	$23,053	$75,482	$(4,709)

Cumulative foreign currency translation gain (loss)
Beginning of period	$64,797	$13,433	$71,898	$(4,925)
Change in foreign currency translation	18,977	47,551	11,876	65,909

End of period	83,774	60,984	83,774	60,984

Unrealized gains (losses) on investments
Beginning of period	736	10,150	3,584	216
Net unrealized gains (losses), net of tax (1)	(603)	5,610	(3,451)	15,544

End of period	133	15,760	133	15,760

AOCI — end of period	$83,907	$76,744	$83,907	$76,744

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement within other income (expense). During the three and nine months ended September 2010, approximately $1,745,000 and $2,661,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and nine months ended September 30, 2010, approximately $nil and $181,000 of other than temporary losses were recognized and reclassified to the income statement. During the three and nine months ended September 2009, approximately $36,000 and $172,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the nine months ended September 2009, no other than temporary losses were recognized.

19.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the statement of operations are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2010	2009	2010	2009

Cost of goods sold – mineral concentrates	$33,325	$5,940	$61,345	$34,710
Mining and development	7,175	13,550	24,949	41,391
Less: absorption to stockpiles, mineral properties	(6,859)	(12,749)	(23,868)	(38,886)
Mineral property amortization and stockpile depletion	13,235	9,345	36,661	36,279
Milling and conversion	12,196	4,308	39,578	32,240
Less: absorption to concentrates	(25,290)	(13,280)	(74,197)	(66,867)
Reclamation – accretion, adjustments	369	391	1,109	1,143
Post-employment – accretion, adjustments	60	58	201	163
Selling expenses	316	325	935	870
Cost of services	3,697	3,865	10,518	8,139
Inventory – non-cash adjustments	(599)	(686)	(8,382)	(4,019)

Operating expenses	$37,625	$11,067	$85,613	$53,201

The elements of other income (expense) in the statement of operations are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2010	2009	2010	2009

Interest income	$147	$209	$488	$605
Interest expense	(1)	(1)	(10)	(1,435)
Gains (losses) on:
Foreign exchange	(6,695)	(15,616)	(3,005)	(14,993)
Land, plant and equipment	—	799	(180)	535
Investment disposals	1,745	36	2,661	172
Investment other than temporary losses	—	—	(181)	—
Restricted cash and investments – fair value change	162	116	502	(580)
Contract settlement fee income (1)	—	—	11,000	—
Other	(219)	(496)	(126)	(816)

Other income (expense)	$(4,861)	$(14,953)	$11,149	$(16,512)

(1)
During the three months ended June 30, 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000 payable in two installments – $6,000,000 in June 2010 and $5,000,000 in March 2011. The June 2010 installment has been received and the $5,000,000 March 2011 installment has been included in the Company’s trade and other receivable as a sundry receivable (see note 3).

20.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments – the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	29,979	45,749	—	—	13,360	89,088

Expenses
Operating expenses	33,238	41,858	—	—	10,517	85,613
Sales royalties and capital taxes	2,076	—	—	—	48	2,124
Mineral property exploration	4,810	304	24	841	—	5,979
General and administrative	—	3,058	807	714	4,835	9,414
Stock option expense	—	—	—	—	1,237	1,237

	40,124	45,220	831	1,555	16,637	104,367

Income (loss) from operations	(10,145)	529	(831)	(1,555)	(3,277)	(15,279)

Revenues – supplemental:
Uranium concentrates	29,979	35,239	—	—	—	65,218
Vanadium concentrates	—	10,038	—	—	—	10,038
Environmental services	—	—	—	—	11,271	11,271
Management fees and commissions	—	—	—	—	2,089	2,089
Alternate feed processing and other	—	472	—	—	—	472

	29,979	45,749	—	—	13,360	89,088

Capital additions:
Property, plant and equipment	822	22,065	1,060	415	524	24,886

Long-lived assets:
Plant and equipment
Cost	98,504	94,842	964	523	3,413	198,246
Accumulated depreciation	(5,381)	(27,797)	(514)	(359)	(1,837)	(35,888)
Mineral properties	321,006	82,375	127,340	8,456	—	539,177
Intangibles	—	—	—	—	3,883	3,883
Goodwill	52,117	—	—	—	—	52,117

	466,246	149,420	127,790	8,620	5,459	757,535

For the nine months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	16,541	21,450	—	—	10,127	48,118

Expenses
Operating expenses	18,132	26,952	—	—	8,117	53,201
Sales royalties and capital taxes	1,052	—	—	—	(5)	1,047
Mineral property exploration	5,429	141	64	1,933	—	7,567
General and administrative	12	3,074	1,165	811	5,736	10,798
Stock option expense	—	—	—	—	2,758	2,758
Mineral property impairment	—	—	100,000	—	—	100,000

	24,625	30,167	101,229	2,744	16,606	175,371

Income (loss) from operations	(8,084)	(8,717)	(101,229)	(2,744)	(6,479)	(127,253)

Revenues – supplemental:
Uranium concentrates	16,541	18,548	—	—	—	35,089
Vanadium concentrates	—	2,864	—	—	—	2,864
Environmental services	—	—	—	—	8,241	8,241
Management fees and commissions	—	—	—	—	1,886	1,886
Alternate feed processing and other	—	38	—	—	—	38

	16,541	21,450	—	—	10,127	48,118

Capital additions:
Property, plant and equipment	3,928	28,339	2,433	1,276	189	36,165

Long-lived assets:
Plant and equipment
Cost	96,314	80,675	1,066	523	2,892	181,470
Accumulated depreciation	(4,888)	(18,355)	(481)	(261)	(1,533)	(25,518)
Mineral properties	319,545	74,174	125,805	7,907	—	527,431
Intangibles	—	375	—	—	4,562	4,937
Goodwill	71,944	—	—	—	—	71,944

	482,915	136,869	126,390	8,169	5,921	760,264

For the three months ended September 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,961	23,397	—	—	4,525	39,883

Expenses
Operating expenses	12,442	21,485	—	—	3,698	37,625
Sales royalties and capital taxes	834	—	—	—	3	837
Mineral property exploration	1,728	301	13	486	—	2,528
General and administrative	—	1,344	255	251	1,540	3,390
Stock option expense	—	—	—	—	399	399

	15,004	23,130	268	737	5,640	44,779

Income (loss) from operations	(3,043)	267	(268)	(737)	(1,115)	(4,896)

Revenues – supplemental:
Uranium concentrates	11,961	19,267	—	—	—	31,228
Vanadium concentrates	—	3,794	—	—	—	3,794
Environmental services	—	—	—	—	4,116	4,116
Management fees and commissions	—	—	—	—	409	409
Alternate feed processing and other	—	336	—	—	—	336

	11,961	23,397	—	—	4,525	39,883

For the three months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,655	2,695	—	—	4,398	12,748

Expenses
Operating expenses	5,894	1,330	—	—	3,843	11,067
Sales royalties and capital taxes	359	—	—	—	—	359
Mineral property exploration	1,997	132	56	803	—	2,988
General and administrative	5	955	423	268	1,294	2,945
Stock option expense	—	—	—	—	1,053	1,053
Mineral property impairment	—	—	100,000	—	—	100,000

	8,255	2,417	100,479	1,071	6,190	118,412

Income (loss) from operations	(2,600)	278	(100,479)	(1,071)	(1,792)	(105,664)

Revenues – supplemental:
Uranium concentrates	5,655	1,838	—	—	—	7,493
Vanadium concentrates	—	846	—	—	—	846
Environmental services	—	—	—	—	4,054	4,054
Management fees and commissions	—	—	—	—	344	344
Alternate feed processing and other	—	11	—	—	—	11

	5,655	2,695	—	—	4,398	12,748

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 2010, two customers from the mining segment accounted for approximately 36% of total revenues. For the comparative nine month period ended September 2009, two customers from the mining segment accounted for approximately 73% of total revenues.

21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2010	2009	2010	2009

Revenue:
Management fees	$409	$344	$1,127	$1,144
Commission and transaction fees	—	—	962	742

	$409	$344	$2,089	$1,886

At September 30, 2010, accounts receivable includes $172,000 due from UPC with respect to the fees and transactions indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital at the time of acquisition. Pursuant to a strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors as of the date hereof.
Other
During the nine months ended September 2010, the Company has incurred management and administrative service fees of $59,000 (nine months ended September 2009: $56,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At September 30, 2010, an amount of $5,000 was due to this company.
22.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes cash and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure. The Company trades only with recognized, credit worthy third parties.

The maximum exposure to credit risk at the reporting date is as follows:

At September 30
(in thousands)	2010

Cash and cash equivalents	$33,106
Trade and other receivables	13,431
Investments	2,310
Restricted cash and investments	23,137

$71,984

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$14,312	$—
Debt obligations (Note 12)	106	225

	$14,418	$225

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.
Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at September 30, 2010 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(16,396)	$39,555
10% decrease in value	$16,396	$(39,555)
Zambian kwacha
10% increase in value	$(3,093)	$(3,093)
10% decrease in value	$3,093	$3,093

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e) Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analysis below has been determined based on the exposure to equity price risk at September 30, 2010:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Equity price risk
10% increase in equity prices	$—	$231
10% decrease in equity prices	$—	$(231)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(f) Fair Value Estimation
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at September 30, 2010:

				Fair
(in thousands)	Level 1	Level 2	Level 3	Value

Financial assets at fair value:
Investments-available for sale securities (1)	$2,310	$—	$—	$2,310
Restricted investments (2)	15,300	—	—	15,300

(1)	Classification designated as “available-for-sale”.

(2)	Classification designated as “held-to-trading”. See note 6 for amount of restricted investments within restricted cash and investments asset amount.
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and investments approximate carrying values.
The fair values of the Company’s debt obligations approximate their carrying values.
23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.